Exhibit 99.1

POET TECHNOLOGIES INC.
Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1 Phone: (416) 368-9411 Fax: (416) 861-0749	Operations Office: P.O. Box 555 Storrs-Mansfield, CT 06268 Phone: (203) 612-2366

NEWS RELEASE

POET Technologies - Disposition of Shares by Chief Scientist

Toronto, ON and Storrs, CT October 2, 2014 — POET Technologies Inc. (TSX-V: PTK; OTCQX: POETF) (“the Company”) — developer of the planar opto-electronic technology (POET) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — announces that Dr. Geoff Taylor, Chief Scientist of the Company, has disposed of 300,000 common shares of the Company on October 1, 2014.

Dr. Taylor said “I want to stress that this sale was made for personal financial reasons, and in no way diminishes the belief I have in my life’s work, that is POET.   Furthermore, I do not plan on selling any additional shares until sometime in 2016.”

This is the first disposition of shares by Dr. Taylor in over 3 years.  Dr. Taylor still maintains a significant position in POET, currently 994,985 shares and 2,890,000 stock options.

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About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our website at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.